H.B. Fuller Company	Correspondence to:
1200 Willow Lake Boulevard	P.O. Box 64683
St. Paul, Minnesota 55110-5101	St. Paul, MN 55164-0683
Phone 651-236-5900

April 9, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Terence O’Brien
Branch Chief

Re:	H.B. Fuller Company
Form 10-K for Fiscal Year Ended November 29, 2014
Filed January 28, 2015
File No. 1-09225

Dear Mr. O’Brien:

This letter contains the responses of H.B. Fuller Company (the “Company”, “we” or “our”) to the comments regarding the report referenced above contained in your letter to the Company dated March 12, 2015. We have addressed your comment letter by reproducing each comment below and providing our response immediately thereafter. In addition, the Company has included the written acknowledgement requested by the Commission at the end of this letter.

This response letter is being provided as a correspondence file on EDGAR. The Company is also sending paper copies of this letter by overnight courier to you and Mr. Benton and Mr. Ingram of the Staff.

Risk Factors, page 7

1.	Despite the fact that the majority of your revenues are derived internationally, your discussion of the risks facing you as a result of foreign operations is limited to a single, four sentence risk factor on page 8. Moreover, you do not provide a substantive discussion of the impact of foreign currency fluctuations, despite the fact that management expects foreign currency fluctuations to halve organic growth in 2015, as stated in your earnings call for fiscal 2014 and on page 19 of this Form 10-K. Similarly, you provide only a cursory description of the risks posed by fluctuations in the price of raw materials, despite such prices making up 77% of your cost of sales. In future filings please provide a more fulsome description of the material risks facing your company, and provide appropriate context for investors to understand the scope of the risk and how it may impact your company.

The Company’s risk factors regarding foreign operations and raw material prices and availability in Item 1A. Risk Factors provide a concise description of the aforementioned

United States Securities and Exchange Commission

April 9, 2015

risks and the general impact of these risks on our financial results. In addition, the Company has historically provided a more detailed discussion of these risks in its discussion of Quantitative and Qualitative Disclosures about Market Risk as the information in this section is updated in every quarterly filing on Form 10-Q and the annual filing on Form 10-K. In light of your comments, we will review and enhance the disclosures in Item 1A. Risk Factors in our next Annual Report on Form 10-K for the fiscal year ending November 28, 2015 as appropriate to provide a more fulsome description of these risks.

In addition, we have addressed your comments regarding the aforementioned risks in Item 3. Quantitative and Qualitative Disclosures about Market Risk included in our quarterly filing for fiscal quarter ended on February 28, 2015 on Form 10-Q filed on March 27, 2015. In this filing, the Company enhanced its discussion of foreign currency fluctuations affecting the cost of raw materials and overall cost of sales. In addition, the Company has provided additional sensitivity analysis regarding the impact of potential changes in raw material costs and overall cost of sales.

2.	We note that Project ONE led to disruptions in your manufacturing network, lower productivity and deteriorated service levels in your North America adhesives business in the latter half of 2013 and the early months of 2014, and that you will be expanding Project ONE to your other segments in 2016, but that you do not describe the risks associated with Project ONE under risk factors. In future filings please provide a thorough description of the risks posed by Project ONE as well as your Business Integration Project.

The Company provided a discussion of the potential impacts of delays or implementation failures related to our global Enterprise Resource Planning (ERP) system, also referred to as Project ONE. This disclosure is included in the risk factor entitled “A failure in our information technology system could negatively impact our business” that begins on page 9 of the Company’s Annual Report on Form 10-K for the fiscal year ended November 29, 2014. The paragraph specifically related to Project ONE is on page 10 and reads as follows:

“We are in the process of implementing a global Enterprise Resource Planning (ERP) system that will upgrade and standardize our information system. The implementation is expected to occur in phases over the next several years. Any delays or other failure to achieve our implementation goals may adversely impact our financial results. In addition, the failure to either deliver the application on time or anticipate the necessary readiness and training needs could lead to business disruption and loss of business. Failure or abandonment of any part of the ERP system could result in a write-off of part or all of the costs that have been capitalized on the project.”

In Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the fiscal year ended November 29, 2014, we disclose that a) the new information system was stabilized by the end of fiscal 2014, b) we are in the process of optimizing the system in North America and c) we do not anticipate resuming our regional implementation plans for the system until 2016. Thus, activities related to Project ONE present minimal risk to the Company in fiscal 2015.

The integration activities related to the Business Integration Project are substantially complete and the remaining activities are expected to be finalized by the end of fiscal 2015.

United States Securities and Exchange Commission

April 9, 2015

We will continue to include the impact on the Business Integration Project on the Company’s results in future filings as part of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We appreciate your comments related to the potential impact of Project ONE and the Business Integration Project on the Company, and we will reevaluate the completeness of our disclosure in Item 1A. Risk Factors in our Annual Report on Form 10-K for the fiscal year ending November 28, 2015. In particular, we will enhance the disclosure relating to the risks of Project ONE on the Company’s operations in 2016 as appropriate.

3.	We note your disclosure on page 26 that expected total project costs will exceed the initial $125 million estimate by 30%, but that the revised total of $162.5 million is only $5.9 million more than what had been spent as of November 29, 2014. Please clearly disclose the estimated cost of completing your Business Integration Project in future filings.

In its quarterly filing for the fiscal quarter ended on February 28, 2015 on Form 10-Q filed on March 27, 2015, the Company provided an expected total project cost amount of $164 million. The specific disclosure is as follows:

“Primarily due to delays in completing the EIMEA portion of the project, we now expect total project costs will be approximately $164.0 million.”

Written Acknowledgement

Pursuant to your request, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to our responses to the Staff’s comments, please call me at (651) 236-5710 or Tim Keenan, Vice President and General Counsel, at (651) 236-5867.

Very truly yours,

James R. Giertz

Executive Vice President and Chief Financial Officer

cc:	Mr. Leland Benton & Mr. Jay Ingram, Securities and Exchange Commission
Mr. Travis Rabe, KPMG LLP
Mr. James J. Owens, President and Chief Executive Officer
Mr. Timothy J. Keenan, Vice Pres., General Counsel and Corp. Secretary
Mr. Robert J. Martsching, Vice Pres., Corp. Controller